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SECU 06009761 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51343 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leader Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 SW Morrison, Suite 425
(No. and Street)

Portland (City) OR (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Lekas (503) 294-1010
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 (Address) Portland (City) OR (State) 97258-2002 (Zip Code)

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John E. Lekas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
**SUSAN A BOWSER**
NOTARY PUBLIC-OREGON
COMMISSION NO. 397473
MY COMMISSION EXPIRES SEPT. 20, 2009

John Lekas by Candy L. Dilk
Signature

as attorney in fact
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leader Capital Corp

# FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

**For the Six Months Ended December 31, 2005**

# TABLE OF CONTENTS

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

We have audited the accompanying balance sheet of Leader Capital Corporation as of December 31, 2005, and the related statements of operations, changes in stockholder equity, and cash flows for the six months then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leader Capital Corporation at December 31, 2005, and the results of its operations and its cash flows for the six months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other that these specified parties.

Williams & Associates, LLP

February 14, 2006

# LEADER CAPITAL CORPORATION

## BALANCE SHEET

**For the six months ended December 31, 2005**

### ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 24,675 |
| Receivables from clearing organization | | 26,503 |
| Income tax receivable | | 20,628 |
| Prepaid expenses | | 467 |
| Total current assets | | 72,273 |
| **OTHER ASSETS** | | |
| Deferred income taxes | | 43,872 |
| **TOTAL ASSETS** | $ | 116,145 |

### LIABILITIES AND STOCKHOLDER EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | | 7,016 |
| **STOCKHOLDER EQUITY** | | |
| Common stock - authorized 1,000 shares of no par value; issued and outstanding 100 shares | | 1,000 |
| Additional paid-in capital | | 232,854 |
| Retained earnings | | (124,725) |
| Total stockholder equity | | 109,129 |
| **TOTAL LIABILITIES AND STOCKHOLDER EQUITY** | $ | 116,145 |

See auditors' report and notes to financial statements

# LEADER CAPITAL CORPORATION

## STATEMENT OF OPERATIONS

**For the six months ended December 31, 2005**

| | |
|---|---|
| **REVENUE** | |
| Commissions | $ 106,952 |
| Investment income | 101,658 |
| Managed account fees | 5,952 |
| Total revenues | 214,562 |
| **OPERATING EXPENSE** | |
| Broker dealer licenses and registration | 10,929 |
| Commission and clearing fund | 4,489 |
| Other expenses | 514 |
| Total operating expenses | 15,932 |
| Income from operations | 198,630 |
| **OTHER INCOME (EXPENSE)** | |
| Management fee | (41,956) |
| Occupancy fees | (128,076) |
| Total other income (expense) | (170,032) |
| **NET INCOME BEFORE TAXES** | 28,598 |
| INCOME TAX PROVISION | (41,304) |
| **NET LOSS** | $ (12,706) |

See auditors' report and notes to financial statements

# LEADER CAPITAL CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

**For the six months ended December 31, 2005**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at June 30, 2005 | $ 1,000 | $ 394,773 | $ (112,019) | $ 283,754 |
| Net loss | - | - | (12,706) | (12,706) |
| Shareholder Contribution | - | - | - | - |
| Shareholder Distribution | - | (161,919) | - | (161,919) |
| Balance at December 31, 2005 | $ 1,000 | $ 232,854 | $ (124,725) | $ 109,129 |

See auditors' report and notes to financial statements

# LEADER CAPITAL CORPORATION

## STATEMENT OF CASH FLOWS

**For the six months ended December 31, 2005**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (12,706) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| (Increase) decrease in assets: | | |
| Receivables from clearing organization | | (8,569) |
| Prepaid expenses | | 4,515 |
| Occupancy fee overpayment | | 3,087 |
| Due from related party | | 45,899 |
| Increase (decrease) in liabilities: | | |
| Accounts payable | | (1,303) |
| Income taxes payable | | - |
| Deferred income taxes | | 41,294 |
| Net cash used by operating activities | | 72,217 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distribution from additional paid in capital | | (120,824) |
| Net cash provided by financing activities | | (120,824) |
| **NET DECREASE IN CASH** | | (48,607) |
| **CASH, BEGINNING OF YEAR** | | 73,282 |
| **CASH, END OF YEAR** | $ | 24,675 |

| | | |
|---|---|---|
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Schedule of non-cash investing and financing transactions: | | |
| Elimination of intercompany receivable | $ | 41,095 |
| Supplemental Disclosure of Cash Flow Information - | | |
| Cash paid during the period for income taxes | $ | 10 |

See auditors' report and notes to financial statements

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BUSINESS ACTIVITY

Leader Capital Corporation (the "Company") is an Oregon corporation formed in 1997. In 1999, the Company registered with both the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended. On July 1, 2001, the Company reorganized into two separate entities comprised of a broker/dealer (Leader Capital Corporation) and a management and advisory entity (Leader Capital Investments, Inc.) as described in the related party transactions footnote.

The Company's primary sources of revenue are from commissions on standard fee accounts, fees for managing customer portfolio's, and interest from short against the box accounts. The company's customers are predominately small to middle-market businesses and high wealth individuals.

### CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all time deposits, money market accounts, repurchase agreements and highly liquid investments purchased with original maturities of three months or less at the date of purchase. At December 31, 2005, cash balances included approximately $5,179 in money market funds.

### SECURITIES TRANSACTIONS

Security transactions and related commission revenue and expense are recorded on a trade date basis. Differences between trade date and settlement date, if any, are not significant.

Fees for managed accounts are received quarterly, but are recognized as earned over the term of the contract.

### INCOME TAX

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for the temporary differences in basis of the Company's assets and liabilities and their reported amounts. These differences relate principally to the income recognition differences of the accrual method used for financial reporting purposes and the cash method used for income tax reporting purposes. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

### USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## RECEIVABLES FROM CLEARING ORGANIZATION

Receivables from clearing organization represent amounts owed to the Company by its clearing agent, First Allied Securities, at December 31, 2005. The Company uses the allowance method to estimate the allowance for doubtful accounts. Historically, collections have been good and no estimate for doubtful accounts is considered necessary.

## INCOME TAXES

For the year ended December 31, 2005, the Company's income tax provision consists of the following components:

| | 2005 |
|---|---|
| Current income tax expense (benefit): | |
| Federal – net operating loss carry-back | $ 0 |
| State | 10 |
| | 10 |
| Deferred income tax expense (benefit): | |
| Federal | 39,353 |
| State | 1,941 |
| | 41,294 |
| Income tax provision | $ 41,304 |

The net deferred tax liabilities and assets in the accompanying balance sheet at December 31, 2005, include the following components:

| | 2004 |
|---|---|
| Current | |
| Deferred tax liability | $ (5,390) |
| Non-Current | |
| Deferred tax asset | 49,262 |
| | $ 43,872 |

Taxes provided differ from the federal effective rates for the period ended December 31, 2005 primarily due to timing differences that result from using the accrual method for accounting for book purposes and the cash method for income tax purposes.

The Company has a Federal net operating loss carry-forward of $176,055 expiring in 2024 and, a State of Oregon net operating loss carry-forward of $346,628 expiring through 2015 available to offset future taxable income.

## RELATED PARTY TRANSACTIONS

The stockholder of the Company also owns a majority interest in a related entity, Leader Capital Investments, Inc. (Leader Investments). This entity provides the Company with professional management and investment advisory services. The Company pays a fee to Leader Investments for these management and advisory services. The Company also shares office space with Leader investments and reimburses the entity for its share of the occupancy fee which includes an allocable portion of rent, telephone usage, utilities, insurance and common area maintenance. From time to time, the Company also advances money to Leader Investments. During the year ended December 31, 2005, related party transactions were as follows:

| | |
|---|---|
| Management fee paid to Leader Investments | $ 41,956 |
| Occupancy fee paid to Leader Investments | $ 123,792 |
| Occupancy fee accrued at year end | $ 1,197 |
| Prior year prepaid occupancy fee expensed in current year | $ 3,087 |
| Cash advanced to Leader Investments | $ 492,500 |
| Cash reimbursements from Leader Investments (including $86,994 that was owed to the Company at of June 30, 2005) | $ 372,651 |

Additionally, in preparation for the subsequent combining of the two entities on January 1, 2006, an amount owing at year end totaling $41,095 was eliminated through additional paid in capital (see subsequent events). As a result, there was no balance owing between the two companies at December 31, 2005.

The Company also pays a profit sharing contribution to Leader Investments based upon net income earned by the broker/dealer activities, and Leader Investments pays the Company a user fee for the management rights to their clients. There was no profit in the broker/dealer for the year ended December 31, 2005, and accordingly, no profit sharing contribution or user fees were paid.

## OPERATING LEASE

The Company has one operating lease of its facilities, payable subject to periodic operating expense adjustments. The lease is paid by Leader Investments, which is reimbursed by the Company for its allocable share of the payment. The Company is liable for the full amount of the payment. The lease expires July, 31, 2006.

Future minimum payments required under the operating lease are as follows:

| | |
|---|---|
| Year ending December 31, 2006 | $ 26,537 |

## CONCENTRATION OF CREDIT RISK

The company maintains cash deposits at one bank, which throughout the year periodically exceeds federally insured deposit limits of $100,000. At year end the company did not have balances in excess of $100,000.

## CONCENTRATION OF CREDIT RISK (CONTINUED)

For the year ended December 31, 2005, two customers represented approximately $120,467 of the Company's revenue. Revenues from the customers accounted for 26% and 32% of the Company's total revenue.

## SUBSEQUENT EVENTS

On January 1, 2006, pursuant to the request of the NASD, the Company combined its operations with Leader Capital Investments, Inc. In preparation for this combination, the intercompany account was eliminated at December 31, 2005. These financial statements do not reflect any financial information of Leader Capital Investments, Inc.

As of August 30, 2005, the Company was undergoing an NASD review. In January, 2006, the NASD issued a final letter stating that the review was closed and that no action would be taken.

## NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than $1/15^{th}$ of aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At December 31, 2005, the Company has net capital and required net capital of $44,059 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .16 to 1. Net capital and required net capital may fluctuate on a daily basis.

# SUPPLEMENTARY INFORMATION

# LEADER CAPITAL CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15 C3-1

### December 31, 2005

| | |
|---|---|
| **NET CAPITAL** | |
| Total stockholder equity | $ 109,129 |
| Less non-allowable assets: | |
| Prepaid expenses | 466 |
| Income tax receivable | 20,628 |
| Deferred income taxes | 43,872 |
| Total non-allowable assets | 64,966 |
| Tentative net capital | 44,163 |
| Less haircuts on securities: | (104) |
| Net Capital | $ 44,059 |
| **AGGREGATE INDEBTEDNESS:** | |
| Total liabilities from balance sheet | $ 7,016 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:** | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 39,059 |
| Excess of capital at 1000% | $ 43,357 |
| Ratio of aggregate indebtedness to net capital | .16 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION:** | |
| Net capital, as reported in Company's Part IIA (unaudited) Focus Report | $ 44,059 |
| Additions to retained earnings for audit adjustments, primarily related to: | |
| Accrual adjustments | - |
| Change in non-allowable assets | - |
| Net capital per above | $ 44,059 |

See auditors' report

# LEADER CAPITAL CORPORATION

## EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15 C3-1

### December 31, 2005

EXEMPTIVE PROVISIONS:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

In planning and performing our audit of the consolidated financial statements of Leader Capital Corporation (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wullonger & Associates, LLP

February 14, 2006